Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission www.isa.gov.il	Tel Aviv Security Stock Exchange Ltd. www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties, Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

A.

Name: Dor J. Segal1

ID Number: 057493504

Type of Holder: Interested Party

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Sale of Ordinary Shares

Date of Change: October 16, 2012

[1]

The below only addresses the direct holdings in the Company by Mr. Segal, the Executive Vice Chairman of the Board. Mr. Segal also holds 9.62% of the outstanding shares of Norstar Holdings Inc. (“Norstar”), the majority shareholder of the Company (holding 56.3% of the Company’s outstanding shares), and Erica Ottosson (wife of Mr. Segal) holds 6.36% of the outstanding shares of Norstar. In addition, Ms. Ottosson holds 22.6% of First U.S. Financial, LLC (“FUF”) which itself holds 19.31% of the outstanding shares of Norstar. Mr. Chaim Katzman, the Chairman of the Board, has been granted an irrevocable proxy by Ms. Ottosson to vote her shares of FUF.

Sale Price: NIS 43.57 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 900,000 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.55%

Change in number of Securities: -180,000 Ordinary Shares

Current Balance: 720,000 Ordinary Shares

Current Holding Percentage of Share Capital and Voting Rights: 0.44%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: .43%

B.

Name: Eran Nahum Ballan

ID Number: 022012843

Type of Holder: Executive Vice President, General Counsel and Company Secretary

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 1260538

Name and Type of Security: Unregistered Options

Type of Change: Conversion of Options

Date of Change: October 16, 2012

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 130,000 Options

Holding Percentage of this type of Securities on the last report: 18.14%

Change in number of Securities: -25,000 Options

Current Balance: 105,000 Options

Current Holding Percentage of this type of Securities: 13.70%

Current Holding Percentage of Share Capital and Voting Rights: 0.00%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.06%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Conversion of Options into Ordinary Shares

Date of Change: October 16, 2012

Conversion Price: NIS 44.10 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 632 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 3,682 Ordinary Shares

Current Balance: 4,314 Ordinary Shares

Current Holding Percentage of Share Capital and Voting Rights: 0.00%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.07%

3.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Sale of Ordinary Shares

Date of Change: October 16, 2012

Sale Price: NIS 44.11 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 4,314 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: -3,682 Ordinary Shares

Current Balance: 632 Ordinary Shares

Current Holding Percentage of Capital and Voting Rights: 0.00%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.06%

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.